Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

		Year ended December 31,
		2009 (Restated)	2008	2007	2006	2005
		(Dollars in Thousands)
	Earnings:
1.	Income before income taxes	$4,717	$7,409	$923	$569	$8,830
2.	Plus: interest expense	22,645	24,095	30,630	28,974	23,296
3.	Earnings including interest on deposits	27,362	31,504	31,553	29,543	32,126
4.	Less: interest on deposits	12,308	13,287	20,835	18,005	11,599
5.	Earnings excluding interest on deposits	$15,054	$18,217	$10,718	$11,538	$20,527

	Fixed Charges:
6.	Interest expense (Line 2)	$22,645	$24,095	$30,630	$28,974	$23,296
7.	Less: interest expense on deposits (Line 4)	12,308	13,287	20,835	18,005	11,599
8.	Excluding interest on deposits	$10,337	$10,808	$9,795	$10,969	$11,697

	Ratio of Earnings to Fixed Charges:
	Including interest on deposits
	(Line 3 divided by Line 6)	1.21	1.31	1.03	1.02	1.38
	Excluding interest on deposits
	(Line 5 divided by Line 8)	1.46	1.69	1.09	1.05	1.75